Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-256995 May 15, 2023

WEYERHAEUSER COMPANY PRICING TERM SHEET

4.750% Notes due 2026

This pricing term sheet relates only to the securities described below and should be read together with Weyerhaeuser Company’s preliminary prospectus supplement dated May 15, 2023 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 10, 2021 and the documents incorporated and deemed to be incorporated by reference therein. All references to dollar amounts are references to U.S. dollars and, unless otherwise expressly stated or the context otherwise requires, the terms “Weyerhaeuser,” the “Company,” “us,” “we” and “our” mean Weyerhaeuser Company excluding its subsidiaries.

Issuer:	Weyerhaeuser Company

Trade Date:	May 15, 2023

Expected Settlement Date:	May 17, 2023 (T+2)

Anticipated Ratings*:	Baa2 by Moody’s Investors Service, Inc. (stable outlook)

BBB by S&P Global Ratings, a division of S&P Global Inc. (stable outlook)

Title of Securities:	4.750% Notes due 2026 (the “notes”)

Principal Amount:	$750,000,000

Maturity Date:	May 15, 2026

Interest Rate:	4.750% per annum, accruing from May 17, 2023

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2023

Yield to Maturity:	4.869%

Price to Public:	99.672%, plus accrued interest, if any

Spread to Benchmark Treasury:	+120 basis points

Benchmark Treasury:	3.625% due May 15, 2026

Benchmark Treasury Yield:	3.669%

Optional Redemption:

The Company may redeem the notes at the Company’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP/ISIN:	962166 CC6 / US962166CC62

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc. Scotia Capital (USA) Inc. BofA Securities, Inc. Wells Fargo Securities, LLC

Co-Managers:	Rabo Securities USA, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Truist Securities, Inc. Siebert Williams Shank & Co., LLC BNY Mellon Capital Markets, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Goldman Sachs & Co. LLC by telephone at 1-866-471-2526; J.P. Morgan Securities LLC by telephone (collect) at 1-212-834-4533; Morgan Stanley & Co. LLC by telephone (toll-free) at 1-866-718-1649; MUFG Securities Americas Inc. by telephone (toll-free) at 1-877-649-6848; or Scotia Capital (USA) Inc. by telephone (toll-free) at 1-800-372-3930.

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